Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the three and six months ended
September 30, 2017 and 2016
(Unaudited)

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
For the three and six months ended September 30
(in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30		Six months ended September 30
	Notes	2017	2016	2017	2016
		$	$	$	$

Revenue	3	172,330	127,935	200,535	143,630
Cost of sales	6	85,237	68,601	100,200	79,637
Gross profit		87,093	59,334	100,335	63,993
Selling, general and administrative expenses		36,545	30,172	62,377	48,265
Depreciation and amortization		2,314	1,490	4,482	2,936
Operating income		48,234	27,672	33,476	12,792
Net interest and other finance costs	9	3,599	2,438	6,691	5,533
Income before income taxes		44,635	25,234	26,785	7,259
Income tax expense		7,508	5,216	1,747	1,277
Net income		37,127	20,018	25,038	5,982

Other comprehensive income (loss)
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligation		157	(415)	120	(407)
Items that may be reclassified to earnings:
Cumulative translation adjustment		119	—	331	—
Net gain on derivatives designated as cash flow hedges, net of tax of $383 and $332 for the three and six months ended September 30, respectively (2016 - nil)		1,126	—	975	—
Reclassification of gains on cash flow hedges to income, net of tax recovery of $49 and $43, for the three and six months ended September 30, respectively (2016 - nil)		(143)	—	(125)	—
Other comprehensive income (loss)		1,259	(415)	1,301	(407)
Comprehensive income		38,386	19,603	26,339	5,575

Earnings per share	4
Basic		0.35	0.20	0.23	0.06
Diluted		0.33	0.20	0.23	0.06

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 1 of 21

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at September 30, 2017 and March 31, 2017
(in thousands of Canadian dollars)

		September 30	March 31
	Notes	2017	2017
Assets		$	$
Current assets
Cash		13,314	9,678
Trade receivables	5	99,587	8,710
Inventories	6	154,464	125,464
Income taxes receivable		3,809	4,215
Other current assets	15	12,144	15,156
Total current assets		283,318	163,223

Deferred income taxes		10,217	3,998
Property, plant and equipment		46,096	36,467
Intangible assets		134,656	131,912
Goodwill		45,269	45,269
Total assets		519,556	380,869

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7, 15	63,810	58,223
Provisions	8	6,914	6,046
Total current liabilities		70,724	64,269

Provisions	8	10,225	9,526
Deferred income taxes		13,439	10,888
Revolving facility	9	116,775	6,642
Term loan	9	131,285	139,447
Other long-term liabilities		3,673	3,929
Total liabilities		346,121	234,701

Shareholders' equity		173,435	146,168
Total liabilities and shareholders' equity		519,556	380,869

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 2 of 21

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(unaudited)
For the six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars)

		Share Capital			Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Notes	Common Shares	Preferred Shares	Total
		$	$	$	$	$	$	$

Balance as at March 31, 2017		103,295	—	103,295	4,074	40,101	(1,302)	146,168
Exercise of stock options	10	896	—	896	(689)	—	—	207
Net income for the period		—	—	—	—	25,038	—	25,038
Other comprehensive income, net of tax		—	—	—	—	—	1,301	1,301
Recognition of share-based compensation	11	—	—	—	721	—	—	721
Balance as at September 30, 2017		104,191	—	104,191	4,106	65,139	(1)	173,435

Balance as at March 31, 2016		3,350	56,871	60,221	57,740	25,433	(692)	142,702
Net income for the period		—	—	—	—	5,982	—	5,982
Other comprehensive loss, net of tax		—	—	—	—	—	(407)	(407)
Recognition of share-based compensation	11	—	—	—	1,499	—	—	1,499
Balance as at September 30, 2016		3,350	56,871	60,221	59,239	31,415	(1,099)	149,776

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 3 of 21

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the six months ended September 30
(in thousands of Canadian dollars)

	Notes	2017	2016
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		25,038	5,982
Items not affecting cash
Depreciation and amortization		6,010	3,932
Income tax expense		1,747	1,277
Interest expense		6,574	4,486
Unrealized (gain) loss on forward contracts		(442)	120
Unrealized foreign exchange gain		(9,304)	—
Write off of deferred financing charges on refinancing revolving facility		—	946
Share-based compensation	11	721	1,499
		30,344	18,242

Changes in non-cash operating items	17	(112,681)	(76,856)

Income taxes paid		(5,411)	(12,353)
Interest paid		(5,214)	(1,444)
Net cash used in operating activities		(92,962)	(72,411)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(9,175)	(11,000)
Investment in intangible assets		(3,473)	(3,971)
Business combination	13	(560)	(500)
Net cash used in investing activities		(13,208)	(15,471)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility	17	110,036	146,790
Repayment of credit facility		—	(55,203)
Deferred financing fees on term loan syndication		(437)	—
Exercise of stock options	9, 17	207	—
Net cash from financing activities		109,806	91,587

Increase in cash		3,636	3,705

Cash, beginning of period		9,678	7,226
Cash, end of period		13,314	10,931

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 4 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Note 1.	The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell premium outdoor apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, jackets, shells, vests, knitwear and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC (“DTR”), an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 66.1% of the total shares outstanding as at September 30, 2017. Subordinate voting shares that trade on public markets represent 33.9% of the issued and outstanding shares as at September 30, 2017.
Our fiscal year ends on March 31.
The accompanying Interim Financial Statements include the accounts and results of the Company and its wholly owned subsidiaries:

Subsidiaries	Location
Canada Goose Inc.	Canada
Canada Goose US, Inc.	USA
Canada Goose International AG	Switzerland
Canada Goose UK Retail Limited	United Kingdom
Canada Goose International Holdings Limited	United Kingdom
Canada Goose Europe AB	Sweden
Canada Goose Services Limited	United Kingdom
Canada Goose Trading Inc.	Canada
Operating Segments
The Company classifies its business in two operating and reportable segments: Wholesale and Direct-to-Consumer. The Wholesale business comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, and individual shops, and to international distributors. The Company’s products reach retailers through a network of international distributors and direct delivery.
The Direct-to-Consumer business comprises sales through the country-specific e-commerce platforms located in Canada, the US, the UK, France, Ireland, Luxembourg, Belgium, the Netherlands, Sweden, Germany and Austria, and its retail stores.
Financial information for the two reportable operating segments is included in note 3.
Seasonality
We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our revenue and income for the year during our second and third fiscal quarters.

Canada Goose Holdings Inc.    Page 5 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and, accordingly, typically decrease during the third and fourth quarters of the fiscal year as inventory has been shipped and receivables collected. To finance these working capital needs, revolving facility borrowings typically increase over the first and second quarters, and are repaid over the third and fourth quarters. Cash flows from operating activities are typically highest in the third quarter of the fiscal year due to reduced working capital requirements during that period and collection of receivables from revenue earlier in the year.

Note 2.	Significant accounting policies
Statement of Compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Certain information, which is considered material to the understanding of the Company's Interim Financial Statements and is normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), is provided in these notes. These Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Company’s March 31, 2017 annual consolidated financial statements. These Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the annual consolidated financial statements, except as noted below.
The Interim Financial Statements were authorized for issue in accordance with a resolution of the Company’s Board of Directors on November 8, 2017.
Basis of presentation
The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company’s March 31, 2017 annual consolidated financial statements have been applied consistently in the preparation of these Interim Financial Statements, except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Standards issued and adopted
The Company adopted amendments to IAS 7, Statement of Cash Flows (“IAS 7”) which are effective for annual periods beginning on or after January 1, 2017. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Implementation of the standard has not had a material effect on the Interim Financial Statements. Additional disclosure has been provided in note 17.
The Company adopted amendments to IAS 12, Income Taxes, which are effective for the year beginning on or after January 1, 2017. The amendments clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. Implementation of the standard has not had a material effect on the Interim Financial Statements.
Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that

Canada Goose Holdings Inc.    Page 6 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

all of the pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations are provided below.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which replaces the detailed guidance on revenue recognition requirements that currently exists under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively. Early adoption is permitted. The Company, in consultation with its advisors, has implemented a process across its business segments and departments to analyze its inventory of contracts with customers using the five-step approach outlined in IFRS 15. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15 has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is working with its advisors to evaluate its current hedging strategy under IFRS 9. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of this amendment on its consolidated financial statements.
Principles of consolidation
The Interim Financial Statements include the Company and its wholly owned subsidiaries described in note 1. All intercompany accounts and transactions have been eliminated.
Note 3.Segment information
The Company has two reportable operating segments: Wholesale and Direct-to-Consumer. The Company measures each reportable operating segment’s performance based on revenue and segment operating

Canada Goose Holdings Inc.    Page 7 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

income, which is the profit metric utilized by the Company's chief operating decision maker, who is the President and Chief Executive Officer, for assessing the performance of operating segments. Neither reportable operating segment is reliant on any single external customer.

	For the three months ended September 30, 2017
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	152,074	20,256	—	172,330
Cost of sales	79,919	5,318	—	85,237
Gross profit	72,155	14,938	—	87,093
Selling, general and administrative expenses	12,074	8,340	16,131	36,545
Depreciation and amortization	—	—	2,314	2,314
Operating income (loss)	60,081	6,598	(18,445)	48,234
Net interest and other finance costs				3,599
Income before income taxes				44,635

	For the three months ended September 30, 2016
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	122,438	5,497	—	127,935
Cost of sales	66,906	1,695	—	68,601
Gross profit	55,532	3,802	—	59,334
Selling, general and administrative expenses	9,278	3,433	17,461	30,172
Depreciation and amortization	—	—	1,490	1,490
Operating income (loss)	46,254	369	(18,951)	27,672
Net interest and other finance costs				2,438
Income before income taxes				25,234

Canada Goose Holdings Inc.    Page 8 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

	For the six months ended September 30, 2017
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	171,970	28,565	—	200,535
Cost of sales	92,826	7,374	—	100,200
Gross profit	79,144	21,191	—	100,335
Selling, general and administrative expenses	17,942	14,886	29,549	62,377
Depreciation and amortization	—	—	4,482	4,482
Operating income (loss)	61,202	6,305	(34,031)	33,476
Net interest and other finance costs				6,691
Income before income taxes				26,785

	For the six months ended September 30, 2016
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	136,875	6,755	—	143,630
Cost of sales	77,441	2,196	—	79,637
Gross profit	59,434	4,559	—	63,993
Selling, general and administrative expenses	13,426	4,682	30,157	48,265
Depreciation and amortization	—	—	2,936	2,936
Operating income (loss)	46,008	(123)	(33,093)	12,792
Net interest and other finance costs				5,533
Income before income taxes				7,259
The Company does not report total assets or total liabilities based on its operating segments.
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	For the three months ended September 30		For the six months ended September 30
Revenue by geography:	2017	2016	2017	2016
	$	$	$	$
Canada	61,994	39,123	72,420	45,452
United States	44,294	38,607	50,282	41,710
Rest of World	66,042	50,205	77,833	56,468
	172,330	127,935	200,535	143,630

Canada Goose Holdings Inc.    Page 9 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Note 4.     Earnings per share
Basic earnings per share amounts are calculated by dividing net income for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares, if any, that would be issued on exercise of stock options. Certain performance-vested exit event options issued under the Company's Legacy Plan (note 11) become exercisable into subordinate voting shares upon the closing of a qualifying liquidity event or sale of shares. Such instruments are not considered dilutive until the occurrence of the event that would result in conversion or exercise, and are excluded from the determination of diluted earnings per share prior to the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 (note 10) each represent exit events, and performance-vested exit event options that became exercisable on each date are included in the calculation of diluted earnings per share from the date of the exit event that satisfies the contingent performance conditions.
On December 2, 2016, the Company completed a series of share capital and debt transactions (collectively, the “Recapitalization”) to simplify its share capital structure and return capital to its shareholders. In connection with the Recapitalization, the Company subdivided its outstanding common shares on the basis of 10,000,000 shares for each outstanding common share. The terms of the outstanding stock options were adjusted to conform to the share structure after the Recapitalization. The effect of the share subdivision and corresponding adjustment to the number and terms of the outstanding stock options has been applied retrospectively to prior accounting periods in calculating basic and diluted earnings per share.

	Three months ended September 30		Six months ended September 30
	2017	2016	2017	2016
	$	$	$	$

Net income	37,127	20,018	25,038	5,982

Weighted average number of multiple and subordinate voting shares outstanding	106,992,382	100,000,000	106,747,784	100,000,000

Weighted average number of shares on exercise of stock options	4,486,499	1,704,270	3,952,476	1,702,032
Diluted weighted average number of multiple and subordinate voting shares outstanding	111,478,881	101,704,270	110,700,260	101,702,032

Earnings per share
Basic	0.35	0.20	0.23	0.06
Diluted	0.33	0.20	0.23	0.06

Canada Goose Holdings Inc.    Page 10 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Note 5.    Trade receivables

	September 30	March 31
	2017	2017
	$	$
Trade accounts receivable	99,448	7,904
Credit card receivables	2,667	3,429
	102,115	11,333
Less: allowance for doubtful accounts and sales allowances	(2,528)	(2,623)
Trade receivables, net	99,587	8,710
The aging of trade receivables is as follows:

	Total		Past due
		Current	< 30 days	31-60 days	> 60 days
	$	$	$	$	$

Trade accounts receivable	99,448	87,570	10,404	1,089	385
Credit card receivables	2,667	2,667	—	—	—
September 30, 2017	102,115	90,237	10,404	1,089	385

Trade accounts receivable	7,904	1,135	1,972	2,013	2,784
Credit card receivables	3,429	3,429	—	—	—
March 31, 2017	11,333	4,564	1,972	2,013	2,784
The Company has entered into an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivables from certain designated customers based on a total deductible of $50. As at September 30, 2017, accounts receivable totaling approximately $82,542 (March 31, 2017 - $7,180), were insured under this agreement, representing 83.0% of trade accounts receivable (March 31, 2017 - 90.8%).
Note 6.     Inventories

	September 30	March 31
	2017	2017
	$	$
Raw materials	33,657	27,670
Work-in-process	6,528	5,746
Finished goods	114,279	92,048
Total inventories at the lower of cost and net realizable value	154,464	125,464
Inventories are carried at the lower of cost and net realizable value; in estimating net realizable value, the Company uses estimates related to obsolescence and estimated loss (“shrinkage”) incurred since the last inventory count. Shrinkage is based on historical experience. Included in inventory as at September 30,

Canada Goose Holdings Inc.    Page 11 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

2017 are provisions for obsolescence and inventory shrinkage in the amount of $7,078 (March 31, 2017 - $4,900).
Amounts charged to cost of sales comprise the following:

	For the three months ended September 30		For the six months ended September 30
	2017	2016	2017	2016
	$	$	$	$
Cost of goods manufactured	84,604	68,058	98,672	78,641
Depreciation and amortization	633	543	1,528	996
	85,237	68,601	100,200	79,637

Note 7.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	September 30	March 31
	2017	2017
	$	$
Trade payables	25,713	25,098
Accrued liabilities	26,641	16,506
Employee benefits	7,387	11,272
Other payables	4,069	5,347
Accounts payable and accrued liabilities	63,810	58,223
Note 8.        Provisions
Provisions consist primarily of amounts recorded in respect of customer warranty obligations, sales returns, terminations of sales agents and distributors, and asset retirement obligations.
The provision for warranty claims represents the present value of management's best estimate of the future outflow of economic resources that will be required under the Company's obligations for warranties under sale of goods, which may include repair or replacement of previously sold products. The estimate has been made on the basis of historical warranty trends and costs to repair or replace products, and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality and production.
The sales contract provision relates to management’s estimated cost of the departure of certain third party dealers, agents and distributors.
Sales returns relate primarily to goods sold through the Direct-to-Consumer sales channel which have a limited right of return, typically within 30 days.

Canada Goose Holdings Inc.    Page 12 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

	Warranty	Sales Contracts	Sales returns	Other	Total
	$	$	$	$	$
Balance as at March 31, 2017	8,119	3,000	3,372	1,081	15,572
Additional provisions recognized	1,907	—	2,842	167	4,916
Reductions resulting from settlement	(1,295)	—	(1,259)	—	(2,554)
Release of provisions - Wholesale	—	—	(602)	—	(602)
Release of provisions - Direct-to-Consumer	—	—	(261)	—	(261)
Other	—	—	56	12	68
Balance as at September 30, 2017	8,731	3,000	4,148	1,260	17,139
Provisions are classified as current and non-current liabilities based on management's expectation of the timing of settlement, as follows:

	September 30	March 31
	2017	2017
	$	$
Current provisions	6,914	6,046
Non-current provisions	10,225	9,526
	17,139	15,572

Note 9.         Long-term debt
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving facility in the amount of $200,000 with an increase in commitments to $250,000 during the peak season (June 1 – November 30), (increased on August 15, 2017 from $150,000 and $200,000 in the peak season), a revolving credit commitment comprising a letter of credit commitment in the amount of $25,000, with a $5,000 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. Dollars or Euros, and a swingline commitment for $25,000. The revolving facility has a 5-year term and can be drawn in Canadian dollars, U.S. dollars, Euros or other currencies. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the six months ended September 30, 2017, the Company was in compliance with all covenants.
The amount outstanding as at September 30, 2017 with respect to the revolving facility is $116,775, net of deferred financing charges of $1,928 (March 31, 2017 - $6,642 outstanding, net of deferred financing charges of $2,071). The Company has unused borrowing capacity available under the revolving facility of $116,844 as at September 30, 2017 (March 31, 2017 - $80,671).
As at September 30, 2017, the Company had letters of credit outstanding under the revolving facility of $558 (March 31, 2017 - $552).

Canada Goose Holdings Inc.    Page 13 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

During the six months ended September 30, 2016, the Company used the proceeds from the revolving facility to repay and extinguish its previous revolving credit facility and term credit facility. As a result of the extinguishment of the previous revolving credit facility and term credit facility, deferred financing charges in the amount of $946 were expensed as net interest and other finance costs during the six months ended September 30, 2016.
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing of $142,000 (US$113,782). The term loan bears interest at a rate of LIBOR plus an applicable margin of 4% payable quarterly or at the end of the then current interest period (whichever is earlier) in arrears, provided that LIBOR may not be less than 1%. The term loan is due on December 2, 2021. Amounts owing under the term loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains non-financial covenants which could impact the Company's ability to draw funds. As at and during the six months ended September 30, 2017, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

	September 30	March 31
	2017	2017
	$	$
Term loan	142,000	151,581
Less unamortized portion of:
original issue discount	(3,451)	(4,120)
deferred financing fees	(1,516)	(1,209)
embedded derivative	(776)	(870)
revaluation for interest rate modification	(4,972)	(5,935)
	131,285	139,447
The Company recognized the fair value of the embedded derivative liability related to the interest rate floor at the inception of the term loan. The related derivative liability is remeasured at each reporting period and is included in other long-term liabilities.
On March 21, 2017, the Company prepaid $65,031 (US$48,800) of the outstanding principal balance of the term loan. After the prepayment, the applicable margin was reduced from 5% to 4%, (provided that LIBOR may not be less than 1% throughout the term of the loan). The decrease in the applicable margin from 5% to 4% gave rise to a decrease in the carrying value of the term loan which is being amortized over the remaining term.
During the three months ended September 30, 2017 the term loan lenders syndicated their commitments under the loan agreement to a new group of lenders; the Company's obligations under the loan agreement are substantially unchanged, and the syndication has no accounting impact. The Company incurred financing costs of $437 in connection with the syndication transaction, which will be amortized over the remaining term of the loan using the effective interest rate method.

Canada Goose Holdings Inc.    Page 14 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Net interest and other finance costs
Net interest and other finance costs consist of the following:

	For the three months ended September 30		For the six months ended September 30
	2017	2016	2017	2016
	$	$	$	$
Interest expense
Revolving facility	1,003	961	1,489	1,238
Term loan	2,504	—	5,082	—
Credit facility	—	—	—	393
Subordinated debt	—	1,441	—	2,866
Other	(2)	3	(6)	10
Standby fees	94	33	126	80
Write off deferred financing costs on refinancing	—	—	—	946
Interest expense and other financing costs	3,599	2,438	6,691	5,533
Note 10.     Shareholders' equity
The authorized and issued share capital of the Company are as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.
Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the President and Chief Executive Officer no longer serves as an officer or director of the Company.
Subordinate voting shares - Holders of the subordinate voting shares are entitled to one vote per subordinate voting share.
The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared, and share equally in any distribution of assets on liquidation, dissolution, or winding up.
On July 5, 2017, the Company completed a secondary offering of 12,500,000 subordinate voting shares sold by the Principal Shareholders and certain members of management. The Company received no proceeds from the sale of shares.

Canada Goose Holdings Inc.    Page 15 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

In connection with the secondary offering:

a)	The Principal Shareholders converted 12,414,078 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	Certain members of management exercised stock options to purchase 85,922 subordinate voting shares, which were then sold to the public.

c)	The completion of the secondary offering represents an exit event such that 820,543 performance vested exit event stock options that were eligible to vest became vested (note 11).

d)	The Company incurred transaction costs for the secondary offering in the amount of $1,546 in the six months ended September 30, 2017 that are included in selling, general and administrative expenses.
The transactions affecting the issued and outstanding share capital of the Company in the six months ended September 30, 2017 are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance, as at March 31, 2017	83,308,154	2,209	23,088,883	101,086	106,397,037	103,295
Convert multiple voting shares to subordinate voting shares	(12,414,078)	(329)	12,414,078	329	—	—
Exercise of stock options	—	—	780,331	896	780,331	896
Balance, as at September 30, 2017	70,894,076	1,880	36,283,292	102,311	107,177,368	104,191
Note 11.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017 (the "Legacy Plan") and subsequently (the "Omnibus Plan"). All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan.

a)	Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

b)	Performance-vested and exit event options
Performance-vested options that are tied to an exit event become eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. An exit event is triggered based on a target realized rate of return on invested capital. Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment.

Canada Goose Holdings Inc.    Page 16 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

On each vesting date, service-vested options vest, and performance-vested exit event options become eligible to vest upon the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 each represent exit events such that options that were eligible to vest became vested. As of July 5, 2017, all exit event conditions have been met, and no outstanding options are subject to exit event conditions. No options will be issued under the Legacy Plan subsequent to the public share offering.
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions in the six months ended September 30, 2017 are as follows:

	Weighted average exercise price	Number of shares
Options outstanding, March 31, 2017	$1.63	5,810,777
Options granted to purchase shares	$29.28	285,353
Options cancelled	$2.34	(282,545)
Options exercised	$0.26	(780,331)
Options outstanding, September 30, 2017	$3.36	5,033,254
The following table summarizes information about stock options outstanding and exercisable at September 30, 2017:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$0.02	1,994,044	6.6	1,217,980	6.6
$0.25	201,322	6.9	112,432	6.9
$2.37	18,519	7.1	18,519	7.1
$1.79	1,325,182	7.5	525,173	7.5
$4.62	1,078,682	8.4	84,591	8.5
$8.94	133,332	9.3	—	—
$30.73	223,631	9.7	—	—
$23.64	58,542	9.9	—	—
	5,033,254		1,958,695

Accounting for share-based awards
In the three and six months ended September 30, 2017, the Company recorded $561 and $721, respectively, as contributed surplus and compensation expense for the vesting of stock options (2016 - $1,374 and $1,499, respectively). Share-based compensation expense is included in selling, general and administrative expenses.

Canada Goose Holdings Inc.    Page 17 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

The assumptions used to measure the fair value of options granted during the six months ended September 30, 2017 under the Black Scholes option pricing model at the grant date were as follows:

For the six months ended September 30
2017
Weighted average stock price valuation	$29.28
Weighted average exercise price	$29.28
Risk-free interest rate	0.65% to 1.41%
Expected life in years	5
Expected dividend yield	— %
Volatility	40%
Weighted average fair value of options issued	$8.93
Note 12.    Leases
Rent expense comprises the following:

	For the three months ended September 30		For the six months ended September 30
	2017	2016	2017	2016
	$	$	$	$
Lease expense	4,153	2,070	7,862	3,439
Contingent rent	307	—	334	—
	4,460	2,070	8,196	3,439
Deferred rent in the amount of $2,440 (March 31, 2017 - $2,110) is included in other long-term liabilities.
Note 13.    Business combination
On April 18, 2016, the Company acquired the assets of an apparel manufacturing business for consideration of $1,400.
The Company paid $500 on the closing date of the transaction and made further payments when due of $150 in January and $350 in May 2017 and recorded contingent consideration with a fair value of $400 owing to the former owners upon satisfaction of additional requirements. Contingent consideration of $130 remains outstanding and is included in accounts payable and accrued liabilities. The remaining con tingent consideration is remeasured at its fair value at each reporting date and any resulting gain or loss is included in the statement of income and comprehensive income.
Note 14.    Related party transactions
On December 9, 2013, the Company entered into a management agreement with certain affiliates of Bain Capital for a term of five years, which was terminated upon the public share offering on March 21, 2017, in accordance with the terms of the agreement. During the three and six months ended September 30, 2017, the Company incurred management fees of $nil (2016 - $178 and $327, respectively) and interest expense of $nil (2016 - $1,425 and $2,866, respectively) on the subordinated debt due to Bain Capital. As at September 30, 2016, accrued interest on the subordinated debt of $4,776 was included in the accounts payable and accrued liabilities.
During the six months ended September 30, 2017, the Company made payments for travel expenses of $148 (September 30, 2016 - $142) to companies related to the shareholders.
During the six months ended September 30, 2017, the Company expensed $nil to an affiliate controlled by the majority shareholder for IT services (six months ended September 30, 2016 - $110).
Note 15.    Financial instruments and fair value
Management assessed that the fair values of cash, trade receivables, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
As at September 30, 2017, the fair value of the revolving facility is equal to the amount owing of $118,703 (March 31, 2017 - $8,713). The fair value of the term loan is equal to the amount owing of $142,000 (March 31, 2017 - $151,581).
Derivative Financial Instruments
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s sales and purchases are denominated in other currencies, principally U.S. dollars, Euros, Pounds Sterling and Swiss Francs. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues and purchases denominated in U.S. dollars and Euros. Beginning in fiscal 2017, certain U.S. dollar and Euro forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges with respect to expected activity in the 2018 fiscal year. During the three and six months ended September 30, 2017, unrealized gains in the fair value of derivatives designated as cash flow hedges in the amounts of $1,126 and $974, respectively (three and six months ended September 30, 2016 - $nil) have been recorded in other comprehensive income. During the three and six months ended September 30, 2017, unrealized losses and gains of $545 and $2, respectively (three and six months ended September 30, 2016 - $119) on forward exchange contracts that are not treated as hedges have been recognized in selling, general and administrative expenses in the statement of income. During the three and six months ended September 30, 2017, losses of $143 and $125, respectively (three and six months ended September 30, 2016 - nil) were reclassified from other comprehensive income to selling, general and administrative expenses.

Canada Goose Holdings Inc.    Page 18 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Foreign currency forward exchange contracts outstanding as at September 30, 2017 are:

	Contract Amount		Primary Currency
Forward exchange contract to purchase currency	CHF	3,400	Swiss Francs
	US$	3,200	U.S. dollars

Forward exchange contract to sell currency	US$	31,150	U.S. dollars
		€19,800	Euros
		£14,700	Pounds Sterling
Fair Value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	September 30, 2017					March 31, 2017
	Level 1	Level 2	Level 3	Carrying value	Fair Value	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Cash	13,314	—	—	13,314	13,314	9,678	—	—	9,678	9,678
Derivatives included in other current assets	—	2,476	—	2,476	2,476	—	305	—	305	305

Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	1,653	—	1,653	1,653	—	786	—	786	786
Derivatives included in other long-term liabilities	—	338	—	338	338	—	782	—	782	782
There were no transfers between the levels of the fair value hierarchy.

Canada Goose Holdings Inc.    Page 19 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Note 16.    Commitments and contingencies
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at September 30, 2017:

Contractual obligations	Q3 to Q4 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	63,810	—	—	—	—	—	—	63,810
Revolving facility	—	—	—	—	118,703	—	—	118,703
Term loan	—	—	—	—	142,000	—	—	142,000
Interest commitments relating to long-term debt (1)	5,414	10,827	10,827	10,827	5,524	—	—	43,419
Operating leases	7,207	14,225	14,433	14,417	14,339	14,437	49,740	128,798
Pension obligation	—	—	—	—	—	—	821	821

(1)
Interest commitments as at September 30, 2017 are calculated based on the loan balances, and the average interest rate payable on the revolving facility and the term loan of 2.85% and 5.24%, respectively.

Note 17.    Selected cash flow information
Changes in non-cash operating items

	For the six months ended September 30
	2017	2016
	$	$
Trade receivables	(90,878)	(61,727)
Inventories	(29,000)	(23,504)
Other current assets	5,183	3,182
Accounts payable and accrued liabilities	(162)	4,709
Provisions	1,567	309
Deferred rent	330	—
Other	279	175
Change in non-cash operating items	(112,681)	(76,856)

Canada Goose Holdings Inc.    Page 20 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months and six months ended September 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Changes in liabilities and equity arising from financing activities

	Revolving facility	Term loan	Share capital
	$	$	$
Balance as at March 31, 2017	6,642	139,447	103,295
Cash flows:
Borrowings on revolving facility	110,036	—	—
Deferred financing fees on term loan syndication	—	(437)	—
Exercise of stock options	—	—	207

Non-cash items:
Amortization of debt costs
Discount	—	426	—
Embedded derivative	—	94	—
Interest rate modification	—	610	—
Deferred financing costs	286	129	—
Unrealized foreign exchange gain	(189)	(8,984)	—
Contributed surplus on exercise of stock options	—	—	689
Balance as at September 30, 2017	116,775	131,285	104,191
Note 18.    Subsequent event
Hedging transactions
On October 18, 2017, the Company committed to derivative transactions to hedge a portion of its exposure to foreign currency exchange risk related to its term loan liability denominated in U.S. dollars.
The Company committed to a long-dated forward exchange contract to buy $75,000, or $59,382 in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the term to maturity (December 2, 2021).
The Company has also committed to a cross-currency swap by selling $50,000, $39,968 in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50,000 fixed rate debt bearing interest at a rate of 5.80%. Concurrently, the Company committed to a cross-currency swap by selling the $50,000 fixed rate debt bearing interest at a rate of 5.80% and receiving $50,000, €33,966 in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. The Company intends to apply hedge accounting for this transaction by designating the cross-currency swap as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.

Canada Goose Holdings Inc.    Page 21 of 21